Exhibit 99.3

CERTAIN INFORMATION IN THIS EXHIBIT IDENTIFIED BY [***] IS

CONFIDENTIAL AND HAS BEEN EXCLUDED BECAUSE IT (I) IS NOT

MATERIAL AND (II) THE REGISTRANT CUSTOMARILY AND ACTUALLY

TREATS THAT INFORMATION AS PRIVATE OR CONFIDENTIAL.

EXECUTION VERSION

Secured Convertible Loan

Note Certificate

Freeline Therapeutics Holdings plc

as Issuer

relating to

Secured Fixed Rate Convertible Loan Notes

Simmons & Simmons LLP Citypoint, 1 Ropemaker Street London EC2Y 9SS United Kingdom	T: +44 20 7628 2020 F: +44 20 7628 2070

CONTENTS

1.	Introduction	1

2.	References to Conditions	1

3.	Registered Holder	2

4.	Maintenance of Register	2

5.	Promise to Pay/Comply with Conversion Requirement	2

6.	Transfers	2

7.	Conversion	3

8.	Conditions Apply	3

9.	Meetings	3

10.	Contracts (Rights of Third Parties) Act 1999	3

11.	Payment	3

12.	Determination of Entitlement	3

13.	Cancellation	3

14.	Legends	3

15.	Governing Law and Jurisdiction	4

SCHEDULE 1 :	FORM OF TRANSFER	6

SCHEDULE 2 :	TERMS AND CONDITIONS OF THE CONVERTIBLE LOAN NOTES	8

SCHEDULE 3 :	FORM OF CONVERSION NOTICE	20

SCHEDULE 4 :	FORM OF CALL NOTICE	23

THIS LOAN NOTE CERTIFICATE is dated 22 November 2023

Serial Number: 1

THE CONVERTIBLE LOAN NOTES CONSTITUTED AND REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) AND MAY NOT BE OFFERED AND SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (I) AS PART OF THEIR DISTRIBUTION AT ANY TIME OR (II) OTHERWISE UNTIL 40 DAYS AFTER THE LATER OF THE COMMENCEMENT OF THE OFFERING AND THE CLOSING DATE, EXCEPT IN EITHER CASE IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S.

FREELINE THERAPEUTICS HOLDINGS PLC

(incorporated in the United Kingdom with registered number 12546479)

(the “Issuer”)

U.S.$10,000,000 Fixed Rate Convertible Loan Notes due 2024

Convertible into American Depositary Shares (“ADSs”) of the Issuer

1.	Introduction

The Issuer hereby creates and issues U.S.$10,000,000 Fixed Rate Convertible Loan Notes due 2024 (the “Convertible Loan Notes”). The Convertible Loan Notes are constituted by, are subject to, and have the benefit of, this Loan Note Certificate.

The Convertible Loan Notes are convertible into ADSs of the Issuer on and subject to the Conditions.

The Issuer covenants in favour of each Holder that it will duly perform and comply with the obligations expressed to be undertaken by it in the Convertible Loan Notes and in the Conditions (and for this purpose any reference in the Conditions to any obligation or payment under or in respect of the Convertible Loan Notes shall be construed to include a reference to any obligation or payment under or pursuant to this provision).

The Convertible Loan Notes are secured pursuant to a Security Agreement dated 22 November 2023, granted by the Issuer and others.

Unless otherwise defined herein, capitalised terms and expressions used in this Loan Note Certificate shall have the same meaning as given to such terms and expressions in the Conditions.

2.	References to Conditions

Any reference herein to the “Conditions” is to the terms and conditions of the Convertible Loan Notes attached hereto at Schedule 2 and any reference to a numbered “Condition” is to the correspondingly numbered provision thereof.

3.	Registered Holder

This is to certify that Syncona Portfolio Limited of Frances House, PO Box 273, Sir William Place, St. Peter Port, Guernsey, GY1 3RD is, at the date hereof, entered in the register maintained by or on behalf of the Issuer in relation to the Convertible Loan Notes (the “Register”) as the duly registered Holder (as such term is defined in the Conditions) of U.S.$10,000,000 in aggregate principal amount of the Convertible Loan Notes (as such amount shall be increased from time to time pursuant to the Conditions).

4.	Maintenance of Register

The Issuer shall, for so long as any Convertible Loan Note is outstanding, maintain a register (the “Register”) in accordance with the Conditions. The Register shall show:

(A)	the principal amount and serial number(s) of the Convertible Loan Notes;

(B)	all Capitalised Interest (including compounded interest);

(C)	the date of issue of all Convertible Loan Notes;

(D)	all subsequent transfers and changes of ownership of Convertible Loan Notes;

(E)	the names and addresses of the holders of the Convertible Loan Notes; and

(F)	details of all conversions, payments of interest, redemptions, cancellations and replacements of Convertible Loan Notes.

The Issuer shall maintain the Register and update it on a regular basis to reflect any changes in holdings or ownership.

5.	Promise to Pay/Comply with Conversion Requirement

Unless previously converted, redeemed and cancelled, the Issuer, for value received, hereby promises to redeem any Convertible Loan Notes on the Maturity Date, and agrees that interest will accrue on the principal amount of the Convertible Loan Notes (plus any Capitalised Interest) monthly in arrear at the rate specified in the Conditions, all subject to and in accordance with the Conditions.

6.	Transfers

The Convertible Loan Notes shall be transferable in whole or in part:

(i) by Syncona Portfolio Limited (as initial Holder of all of the Convertible Loan Notes) to any of its Affiliates without the consent of the Issuer;

(ii) by any Affiliate of Syncona Portfolio Limited to any other Affiliate of Syncona Portfolio Limited, without the consent of the Issuer; or

(iii) otherwise than in the case of (i) or (ii), to any other Person provided that the prior consent of the Issuer is obtained.

If the Convertible Loan Notes are transferred to any Person that is not an Affiliate of Syncona Portfolio Limited, the Issuer will take such steps as are reasonably required to ensure that the transferor(s) have the benefit of the security created pursuant to the Security Agreement.

7.	Conversion

Any Conversion Rights attaching to Convertible Loan Notes constituted and represented by this Loan Note Certificate may be exercised by the presentation of one or more Conversion Notices duly completed by or on behalf of a holder of such Convertible Loan Note together with this Loan Note Certificate to the Issuer. The provisions of Condition 6 will otherwise apply.

8.	Conditions Apply

Save as otherwise provided herein, the Holder of this Loan Note Certificate shall have the benefit of, and be subject to, the Conditions and, for the purposes of this Loan Note Certificate, any reference in the Conditions to “Loan Note Certificate” or “Loan Note Certificates” shall, except where the context otherwise requires, be construed so as to include this Loan Note Certificate.

9.	Meetings

The Holder shall be treated at any meeting of Holders as having one vote in respect of each U.S.$1 principal amount of Convertible Loan Notes for which this Loan Note Certificate may be exchanged.

10.	Contracts (Rights of Third Parties) Act 1999

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Loan Note Certificate but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

11.	Payment

Payments of principal, premium and interest in respect of Convertible Loan Notes constituted and represented by this Loan Note Certificate shall be made to the person shown as the Holder in the Register at the close of business on the Business Day before the due date for payment, and shall be made against presentation for endorsement and if no further payment falls to be made in respect of the Convertible Loan Notes, surrender of the Loan Note Certificate to or to the order of the Issuer.

12.	Determination of Entitlement

Entitlements are determined by the Register and only the Holder is entitled to payment in respect of this Loan Note Certificate.

13.	Cancellation

All Convertible Loan Notes that are redeemed or converted shall be cancelled following such redemption or conversion (and, where applicable, such cancellation shall be effected by reduction in the principal amount of this Loan Note Certificate).

14.	Legends

The statements set forth in the legend above are an integral part of the Convertible Loan Note or Convertible Loan Notes in respect of which this certificate is issued and by acceptance thereof each Holder agrees to be subject to and bound by the terms and provisions set forth in such legend.

15.	Governing Law and Jurisdiction

This Loan Note Certificate, including any non-contractual obligations arising out of or in connection with this Loan Note Certificate, is governed by, and shall be construed in accordance with, English law.

The Issuer agrees (and the Holders shall be deemed to have agreed) that the courts of England shall have exclusive jurisdiction to hear and determine any suit, action or proceedings arising out of or in connection with this Loan Note Certificate (including any non-contractual obligations arising out of or in connection with this Loan Note Certificate) and, for such purposes, irrevocably submit to the jurisdiction of such courts.

IN WITNESS WHEREOF this Loan Note Certificate has been executed as a deed on the date stated at the beginning.

EXECUTED as a DEED by	)

Freeline Therapeutics Holdings plc	)

acting by	)

Michael Parini, a director	)	/s/ Michael Parini

in the presence of:

Witness signature:		/s/ Chip McCorkle

Name (print):		Chip McCorkle

Address:		915 Broadway, ste 1005, NY, NY 10010

Occupation:		Attorney

Issued on 22 November 2023

SCHEDULE 1 : FORM OF TRANSFER

Freeline Therapeutics Holdings plc

(incorporated in the United Kingdom with registered number 12546479)

(the “Issuer”)

Fixed Rate Convertible Loan Notes due 2024

For value received [insert name of transferor] (the “Transferor”), being the registered holder of this Loan Note Certificate, hereby transfers to [insert name of transferee] of [insert address (including postcode or equivalent) of transferee] (the “Transferee”), U.S.$ [insert amount] in principal amount of Fixed Rate Convertible Loan Notes due 2024 (the “Convertible Loan Notes”) of the Issuer and irrevocably requests and authorises the Issuer, in its capacity as registrar, in relation to the Convertible Loan Notes (or any successor to the Issuer, in its capacity as such) to effect the relevant transfer by means of appropriate entries in the register kept by it.

Dated:

By: (duly authorised)

Name: [insert name of Transferor]

Convertible Loan Notes:

1.	The name of the person by or on whose behalf this form of transfer is signed must correspond with the name of the registered holder as it appears on the face of this Loan Note Certificate.

2.	A representative of such registered holder should state the capacity in which he signs, e.g., executor.

3.

The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Issuer may require.

4.	This form of transfer must be accompanied by such documents, evidence or information as the Issuer may require.

5.	If the Transferor is a corporation, partnership or fiduciary, the title of the person signing on behalf of such Transferor must be stated.

6.	Any transfer of Convertible Loan Notes shall be in an amount equal to U.S.$100,000 or integral multiples of U.S.$100,000 in excess thereof.

7.	Any transfer of Convertible Loan Notes shall be subject to Clause 6 of the Loan Note Certificate and Condition 3.

SCHEDULE 2 : TERMS AND CONDITIONS OF THE CONVERTIBLE LOAN NOTES

The terms and conditions of the Convertible Loan Notes are as follows:

1.	Definitions

The following terms used in these terms and conditions shall, unless the context otherwise requires, bear the following meanings:

“ADS” means an American Depositary Share representing fifteen Shares;

“Affiliate” means, with respect to any person, any other person directly or indirectly controlling, controlled by or under common control with such person (as used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise);

“Loan Note Certificate” means a registered form certificate representing the Convertible Loan Notes;

“Business Day” any calendar day other than Saturday, Sunday or any other days on which banks are authorised to close in London (United Kingdom) and New York City (United States);

“Capitalised Interest” means interest that has accrued on the Convertible Loan Notes at the Interest Rate and that has been capitalised in accordance with Condition 4, and shall include compounded interest;

“Conversion Notice” means the conversion notice to be sent to the Issuer by the Holder substantially in the form set out in Schedule 3 of the Loan Note Certificate in order to convert the Convertible Loan Notes;

“Conversion Price” means, on the Issue Date, U.S.$6.50, but subject to adjustment in accordance with Condition 6.3.

“Conversion ADSs” means the ADSs of the Issuer having the same rights and privileges as all of the other outstanding ADSs of the Issuer as at the date of the conversion of the Convertible Loan Notes, reserved exclusively and irrevocably to the conversion of the Convertible Loan Notes;

“Convertible Loan Notes” means the Issuer’s convertible Loan Notes, represented by a Loan Note Certificate that is registered in the name of the Holder of the Convertible Loan Notes from time to time, to which these terms and conditions relate;

“GAAP” means generally accepted accounting principles in the United States;

“Governmental Authority” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, centre, organisation, unit or body and any court, arbitrator or other tribunal;

“Holders” means the Persons in whose names the Convertible Loan Notes are registered for the time being in the Register, and each of the Holders, the “Holder”;

“Implementation Agreement” means the Implementation Agreement dated 22 November 2023 between the Issuer and Bidco 1354 Limited;

“Interest Payment Date” means 22 December 2023, 22 January 2024, 22 February 2024, 22 March 2024, 22 April 2024, 22 May 2024, 22 June 2024, 22 July 2024, 22 August 2024, 22 September 2024, 22 October 2024 and the Maturity Date;

“Interest Period” means the period beginning on (and including) the Issue Date and ending on (but excluding) the first Interest Payment Date, and each subsequent period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date thereafter up until the earlier of (i) the Maturity Date, (ii) any date prior to the Maturity Date on which the Convertible Loan Notes are redeemed in full pursuant to Condition 9, and (iii) the settlement date of the Conversion ADSs;

“Interest Rate” means 12.0 per cent. per annum;

“Issue Date” means the date of the Loan Note Certificate constituting the Convertible Loan Notes;

“Issuer” means Freeline Therapeutics Holdings plc;

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, guidance, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority or the Nasdaq Capital Market;

“Legal Reservations“ means:

(A)

the principle that equitable remedies (or remedies that are analogous to equitable remedies in other jurisdictions) may be granted or refused at the discretion of a court, the principles of reasonableness and fairness, the limitation of enforcement by laws relating to bankruptcy, insolvency, liquidation, reorganisation, court schemes, moratoria, administration, examinership and other laws generally affecting the rights of creditors and similar principles or limitations under the laws of any applicable jurisdiction;

(B)

the time barring of claims under the Limitation Act 1980 or the Foreign Limitation Periods Act 1984 or applicable statutes of limitation under any applicable laws of any relevant jurisdiction, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of stamp duty may be void and defences of set-off or counterclaim and similar principles or limitations under the laws of any applicable jurisdiction;

(C)

the principle that in certain circumstances security granted by way of fixed charge may be recharacterised as a floating charge or that security purported to be constituted as an assignment may be recharacterised as a charge;

(D)	the principle that additional interest imposed pursuant to any relevant agreement may be held to be unenforceable on the grounds that it is a penalty and thus void;

(E)

the principle that the creation or purported creation of security over any contract or agreement which is subject to a prohibition on transfer, assignment or charging may be void, ineffective or invalid and may give rise to a breach of the contract or agreement over which security has purportedly been created;

(F)	similar principles, rights and defences under the laws of any relevant jurisdiction; and

(G)	the principles of private and procedural laws of the relevant jurisdiction which affect the enforcement of a foreign court judgment;

“Matching Right Financing” means any equity financing by the Issuer that is announced on or after the Issue Date and prior to the Maturity Date in which Syncona Portfolio Limited or any of its Affiliates agrees to participate;

“Material Adverse Effect” means any state of facts, condition, development, circumstance, change, effect or event occurring on or after the date hereof which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on:

(A)

the condition (financial or otherwise), business, assets, liabilities or results of operations of the Issuer and its subsidiaries and subsidiary undertakings from time to time, taken as a whole; provided, however that, solely for the purposes of this sub-clause (A), none of the following shall be deemed, either alone or in combination, to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect:

(1)

changes in general economic conditions, or changes in securities, credit or other financial markets, in the United States or the UK, or conditions generally affecting the industry in which the Issuer operates, including the pharmaceutical or biotechnology industries;

(2)	acts of war, sabotage or terrorism or natural disasters or pandemics involving the United States or the UK;

(3)	changes of applicable Law or GAAP or the interpretation thereof;

(4)

any event arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with any change in, any applicable Law or GAAP (or interpretations of any applicable Law or GAAP), provided that such change is not at the Issuer’s discretion in a manner inconsistent with past practice;

(5)	any failure of the Issuer to meet any internal or public projections, forecasts, estimates of earnings or revenues;

(6)	the results of the Company’s GALILEO-1 trial in FLT201; or

except:

(i) in the case of sub-clauses (1), (2) and (3), to the extent such state of facts, condition, development, circumstance, change, effect or event disproportionately affect the Issuer relative to other participants in the industry in which the Issuer operates;

(ii) in the case of sub-clause (6), the following matters in relation to the results of the Issuer’s GALILEO-1 trial in FLT201 may be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect: (x) any material increase in alanine transaminase (ALT) or aspartame transaminase

(AST) levels resulting in decreases in plasma enzyme glucocerebrosidase (GCase) levels to below (or failure to maintain such levels above) [***] in a patient dosed with FLT201 in such trial; or (y) any serious adverse event resulting in death or serious injury attributable to FLT201; or (z) any circumstances resulting in (I) an actual clinical hold, or (II) an order issued by the US Food and Drug Administration or other relevant regulator, in each case with respect to the GALILEO-1 trial, that would reasonably be expected to result in the termination of such trial; or (iv) any termination of the GALILEO-1 trial; ; or

(B)	the ability of the Issuer to enter into and perform any of its obligations under the terms and conditions of the Convertible Loan Notes;

“Maturity Date” means 20 November 2024;

“Optional Conversion Period” means the period starting on the earlier to occur of (i) 22 May 2024 and (ii) the date of termination of the Implementation Agreement, and ending on the Maturity Date;

an “Ownership Event” means a material change in the management or ownership structure of the Issuer;

“Ownership Event Date” means the date announced publicly by the Issuer on which an Ownership Event is to become effective;

“Person” means an individual or a corporation, a general or limited partnership, a trust, an incorporated or unincorporated association, a joint venture, a limited liability company, a limited liability partnership, a joint stock company, a government (or an agency or political subdivision thereof) or any other entity of any kind;

“Qualified Equity Financing” means the issuance of ADSs only in a transaction or series of related transactions resulting in gross proceeds (excluding the principal amount of any Convertible Loan Notes that are converted in connection with such financing) of at least U.S.$25m, at a price per ADS of not less than U.S.$4.32, and which includes one institutional investor acceptable (as regards its identity and quantum invested by it) to the Issuer and Syncona Portfolio Limited; for the avoidance of doubt, any transaction or series of related transactions in which any other security or rights of any kind other than ADSs are issued will not be a Qualified Equity Financing;

“Repayment Amount” means, in respect of each U.S.$100,000 in principal amount of the Convertible Loan Notes, an amount equal to the sum of (A) + (B) + (C), where:

(A) U.S.$100,000 (being the principal amount thereof but excluding any interest capitalised pursuant to Condition 4),

(B) U.S.$10,000 (being a 10% repayment premium over (A)); and

(C) an amount equal to all Capitalised Interest from (and including) the Issue Date to (but excluding) the date fixed for redemption or conversion (as applicable) of the Convertible Loan Notes, or the date on which the Convertible Loan Notes are repaid pursuant to Condition 8.2;

“Shares” means ordinary shares of the Issuer with a par value of GBP 0.00001 each (and, for the avoidance of doubt, “Shares” include ordinary shares of the Issuer represented by ADSs);

“Shareholders” means holders of the Shares;

“Trading Day” means any day on which Nasdaq is open; and

“Voting Rights” means the right generally to vote at a general meeting of Shareholders of the Issuer (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency) or to elect the majority of the members of the board of directors or other governing body of the Issuer.

2.	Denomination and Form of Convertible Loan Notes

The Convertible Loan Notes shall each have a denomination of U.S.$100,000.

The Convertible Loan Notes will be issued in registered form, represented by a Loan Note Certificate, and fractions of Convertible Loan Notes cannot be issued. The Issuer will maintain a Register and will update the Register on a regular basis to reflect any changes in holdings or ownership.

3.	Term of the Convertible Loan Notes

Unless previously redeemed or converted as provided in these Conditions, the Issuer will redeem the Convertible Loan Notes at their Repayment Amount on the Maturity Date.

The Convertible Loan Notes may be redeemed before the Maturity Date at the option of the Issuer pursuant to Condition 8 of these terms and conditions (the “Conditions”).

The Convertible Loan Notes shall be subscribed at a fixed price equal to 100% of the principal amount thereof on the Issue Date.

The Convertible Loan Notes may be transferred, in whole or in part:

(i) by Syncona Portfolio Limited (as initial Holder of all of the Convertible Loan Notes) to any of its Affiliates without the consent of the Issuer;

(ii) by any Affiliate of Syncona Portfolio Limited to any other Affiliate of Syncona Portfolio Limited, without the consent of the Issuer; or

(iii) otherwise than in the case of (i) or (ii), to any other Person provided that the prior consent of the Issuer is obtained.

4.	Interest

Except as otherwise set out in Condition 9, interest will accrue on the Convertible Loan Notes on a daily basis (and by reference to a 360 day year) from the Issue Date at the Interest Rate for the relevant Interest Period, calculated by reference to the outstanding principal amount of each Convertible Loan Note (including, for these purposes, any Capitalised Interest) and will be capitalised monthly in arrear on the relevant Interest Payment Date.

Accordingly, the principal amount of the Loan Notes shall be increased on each Interest Payment Date by the amount of interest that would otherwise have been payable in cash on such Interest Payment Date. For the avoidance of doubt, interest shall accrue on all Capitalised Interest at the Interest Rate.

The amount of interest payable in respect of any period which is not an Interest Period shall be calculated on the basis of the actual number of days in the relevant period from (and including) the first day of such period to (but excluding) the last day of such period and a 360 day year.

5.	Legal Status of Convertible Loan Notes

The Convertible Loan Notes constitute direct, unconditional and unsubordinated obligations of the Issuer ranking pari passu, without any preference among themselves.

The Convertible Loan Notes are secured pursuant to a Security Agreement dated 22 November 2023, granted by the Issuer and certain of its subsidiaries (the “Security Agreement”). The Security Agreement contains provisions dealing with, inter alia, enforcement of the security created thereby.

6.	Conversion

6.1	Mandatory Conversion

Subject as provided in these Conditions, if at any time following the Issue Date and prior to the Maturity Date either a Qualified Equity Financing or a Matching Right Financing shall occur, the Repayment Amount in respect of all but not some only of the Convertible Loan Notes shall be mandatorily converted into ADSs at the Conversion Price. The number of ADSs to be delivered pursuant to this Condition 6.1 shall be calculated by dividing the Repayment Amount of the outstanding Convertible Loan Notes by the Conversion Price (rounded up to the nearest whole ADS).

The Issuer shall give prior notice in writing to the Holders in accordance with Condition 13 in the event of any mandatory conversion pursuant to this Condition 6.1. In order to receive ADSs upon the occurrence of a mandatory conversion pursuant to this Condition 6.1, each Holder shall be required to deliver a Conversion Notice mutatis mutandis in accordance with Condition 6.2.

6.2	Optional Conversion

(A)

At any time during the Optional Conversion Period, the Holder is entitled to request the conversion of all or a part of the outstanding principal amount of the Convertible Loan Notes into the Conversion ADSs (the “Conversion Right”).

The issue and/or delivery of Conversion ADSs upon exercise of a Conversion Right shall be effected as provided or specified in these Conditions and in accordance with the requirements of applicable law and regulation.

The Holder may exercise the Conversion Right at any time during the Optional Conversion Period by delivering a duly completed Conversion Notice to the Issuer whereupon the Issuer shall procure the delivery to the Holder or to the Person directed by the relevant Holder, of the Conversion ADSs credited as paid up in full.

If the Conversion Notice is received by the Issuer by 12:00 p.m. (noon) on the first Trading Day before an “ex-date” under the regulations of Nasdaq, the Holder shall be entitled to retain the dividends (in cash or in kind) and any corporate action distributions (including, for the avoidance of doubt, any rights relating to conversion, sub-division, consolidation, pre-emption, rights arising under a takeover offer and rights to receive securities or a certificate which may at a future date be exchanged for securities) in respect of any Conversion ADSs.

The number of Conversion ADSs to be issued on exercise of a Conversion Right (subject as provided above) shall be determined by dividing the Repayment Amount of the outstanding Convertible Loan Notes to be converted by the Conversion Price (rounded up to the nearest whole ADS).

The Conversion ADSs will be delivered on the fourth Trading Day following the delivery of the relevant Conversion Notice by the Holder (the “Conversion Date”).

The Conversion ADSs will be delivered in the account authorised by the Holder.

A Holder may exercise its Conversion Right conditional upon and effective immediately prior to the occurrence of an event specified in the Conversion Notice, and the Issuer will give effect to that exercise.

(B)

The Issuer will give notice to the Holders in accordance with Condition 13 as soon as practicable upon becoming aware of the existence of circumstances that are likely to result in an Ownership Event, which notice shall include the anticipated Ownership Event Date and full details of the potential Ownership Event referred to therein.

6.3	Conversion Price Adjustment

(A)

If, at any time after the Issue Date, the Issuer shall issue or grant any right to acquire ADSs or any other equity securities for a consideration per ADS or per such other security that is less than the Conversion Price in effect immediately prior to such issue or grant, then the Conversion Price shall be reduced, concurrently with such issue or grant, to the consideration per ADS or other security received or receivable by the Issuer in connection with such issue or grant. No adjustment will be made to the Conversion Price where ADSs or other securities (including rights, warrants and options) are issued, offered, exercised, allotted, purchased, appropriated, modified or granted to, or for the benefit of, employees or former employees (including directors holding or formerly holding executive office or the personal service company of any such person) or their spouses or relatives, in each case, of the Issuer or any of its subsidiaries or any associated company or to a trustee or trustees to be held for the benefit of any such person, in any such case pursuant to any share or option scheme or pursuant to any dividend reinvestment plan or similar plan or scheme existing on the Issue Date.

For the purposes of this Condition 6.3, the consideration received by the Issuer for the issuance or deemed issuance of any ADSs or other equity securities shall be computed as follows:

(1)	insofar as it consists of cash, it shall be computed at the aggregate amount of cash received by the Company, excluding amounts paid or payable for accrued interest; and

(2)	insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the board of directors of the Issuer.

For the avoidance of doubt, in the case of a Qualified Equity Financing or Matching Right Financing, the Conversion Price shall be adjusted to take into account the effect of any such financing prior to any mandatory conversion pursuant to Condition 6.1 taking effect.

(B)

Each time a Security Structure Event occurs, the Conversion Price shall be reduced or, as the case may be, increased, in the same proportion as the issued capital of the Issuer is, as the case may be, consolidated, sub-divided, reclassified or cancelled. A “Security Structure Event” means any consolidation, sub-division, re-classification or pro-rata cancellation of the Shares or any payment of a scrip dividend on the Shares by the Issuer or any distribution of Shares to holders of Shares other than by means of a rights issue, open offer or bonus issue, and shall include any adjustment to the number of Shares underlying each ADS.

(C)

When the Issuer becomes aware of a fact that may give rise to an adjustment under this Clause 6.3, the Issuer must promptly notify the Holders of the specifics of the fact that may give rise to such adjustment.

7.	Fractions

If, following the exercise of the Conversion Right, the Holder has the right to receive an amount of Conversion ADSs that is not a whole number, the Issuer shall deliver additional Conversion ADSs, pursuant to the procedures and deadlines as set out in Condition 6 above, to reach a whole number.

8.	Redemption

The Convertible Loan Notes may not be redeemed otherwise than in accordance with the provisions below. For the avoidance of doubt, redemption may apply only to those Convertible Loan Notes issued by the Issuer and paid by the Holder, which have not been previously converted at the time of the redemption.

8.1	Early redemption at the option of the Issuer (Issuer Call)

The Issuer will have the option at any time on and from the first day of the Optional Conversion Period to redeem all or some only (in a multiple of U.S.$100,000) of the Convertible Loan Notes (the “Call Option”) then outstanding, having given not less than 30 calendar days’ notice in writing to the Holders, or such shorter period as mutually agreed with the Holders (the “Call Notice Period”), in accordance with Condition 13 (which notice shall be irrevocable and shall specify the date fixed for redemption) together with a duly signed and completed call notice substantially in the form set out in Schedule 4 of the Loan Note Certificate (the “Call Notice”), at the Repayment Amount. The Holder may convert any Convertible Loan Notes then outstanding during the Call Notice Period and such Conversion Right is in any case subject to the conditions detailed under Condition 6 above.

In the case of a partial redemption of the Convertible Loan Notes, the Convertible Loan Notes to be redeemed (the “Redeemed Convertible Loan Notes”) will be selected individually by lot, not more than 10 days prior to the date fixed for redemption. A list of the serial numbers of such Redeemed Convertible Loan Notes will be delivered in accordance with Condition 13 not less than 5 days prior to the date fixed for redemption.

8.2	Early redemption at the option of the Holder following an Event of Default

If one or more of the following events (each an “Event of Default”) shall have occurred:

(A)	Non-Payment

There is a default for more than four (4) Business Days in the payment of any amount due under the Convertible Loan Notes or in the delivery of Conversion ADSs to be issued pursuant to these Conditions; or

(B)	Breach of other obligations under these Conditions

The Issuer does not perform or comply with any one or more of its other obligations or undertakings in these Conditions which default is not remedied within fifteen (15) days after notice of such default shall have been given to the Issuer by the Holder; or

(C)	Cross Default

Any other present or future indebtedness of the Issuer or any of its subsidiaries for or in respect of moneys borrowed or raised becomes due and payable prior to its stated maturity by reason of any actual or potential default or event of default (howsoever described), or (ii) any such indebtedness is not paid when due or, as the case may be, within any originally applicable grace period, or (iii) the Issuer or any of its subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed or raised provided that in each case the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned in this Clause equals or exceeds U.S.$500,000 or its equivalent and failure to comply with the relevant obligations is not supported by a justified reason; or

(D)	Enforcement proceedings

A distress, attachment, execution or other legal process is levied, enforced or sued out on or against any part of the property, assets or revenues of the Issuer or any of its subsidiaries having an aggregate value of at least U.S.$500,000 or its equivalent unless such distress, attachment, execution or other legal process (A) is being disputed in good faith with a reasonable prospect of success as confirmed by an opinion of independent legal advisers of recognised standing or (B) is discharged, stayed or dismissed within 60 days; or

(E)	Security enforced

Any mortgage, charge, pledge, lien or other encumbrance, present or future, created or assumed by the Issuer or any of its subsidiaries having an aggregate value of at least U.S.$500,000 or its equivalent becomes enforceable and any step is taken to enforce it (including the taking of possession or the appointment of a receiver, manager or other similar Person) unless discharged, stayed or dismissed within 60 days; or

(F)	Insolvency

(1)

the Issuer or any of its subsidiaries is unable to, or recognises its inability to, pay its debts on a timely basis, suspends the payment of its debts or, due to current or anticipated financial problems, initiates negotiations with one or more of its creditors (other than the Holders) with a view to rescheduling its debt; or

(2)	a moratorium is declared on the debt of the Issuer or of one of its subsidiaries; or

(G)	Insolvency proceeding

An Insolvency Event occurs in relation to either the Issuer or any of its subsidiaries or any of its subsidiaries becomes insolvent;

For the purpose of this provision (G), an “Insolvency Event” will have occurred in respect of the Issuer or any of its subsidiaries if:

(1)

any one of them becomes (except for the purpose of implementing a reconstruction, amalgamation or scheme of arrangement on terms previously sanctioned by a resolution of the Shareholders) subject to any applicable bankruptcy, liquidation, administration, receivership or insolvency proceedings under the law of the jurisdiction in which it is deemed to carry on business including the seeking of (except for the purpose of implementing a reconstruction, amalgamation or scheme of arrangement on terms previously sanctioned by a resolution of the Shareholders) liquidation, winding-up, reorganisation, dissolution, administration, receivership, protection or relief of debtors) or similar proceedings, unless such proceedings (A) are being disputed in good faith with a reasonable prospect of success as confirmed by an opinion of independent legal advisers of recognised standing or (B) are discharged or stayed within 60 days;

(2)

an application for the commencement of any of the proceedings under (1) above is made in respect of or by any one of them or the same proceedings are otherwise initiated against any one of them or notice is given of intention to appoint an administrator in relation to any one of them unless (A) the commencement of such proceedings is being disputed in good faith with a reasonable prospect of success as confirmed by an opinion of independent legal advisers of recognised standing or (B) such proceedings are discharged, stayed or dismissed within 60 days;

(3)

any one of them takes any action for a re-adjustment or deferral of any of its obligations or makes a general assignment or an arrangement or composition with or for the benefit of its creditors generally or is granted by a competent court a moratorium in respect of any of its indebtedness or any guarantee of any of its indebtedness; or

(4)

an order is made (except for the purpose of implementing a reconstruction, amalgamation or scheme of arrangement on terms previously sanctioned by a resolution of the Shareholders) or an effective resolution is passed for the insolvent winding-up, liquidation, administration or dissolution in any form of any one of them or any of the analogous events occurs with respect to any one of them; or

(H)	Cessation or suspension of activity

Any suspension or cessation by the Issuer or by one of its subsidiaries of all or any material part of its business; or

(I)	Cessation or suspension of the trading of the Issuer’s ordinary shares

The ADSs cease to be listed on Nasdaq or there occurs any suspension or limitation of trading in the ADSs by Nasdaq for a period longer than 5 (five) consecutive Trading Days; or

(J)	Material Adverse Effect

A Material Adverse Effect occurs in relation to the Issuer; or

(K)	Insufficient number of Conversion ADSs

The Issuer does not have existing and continuing authority to issue, admit to trading and deliver to Holders free from pre-emption rights sufficient Issuer Shares and ADSs to satisfy the exercise of Conversion Rights in respect of all outstanding Convertible Loan Notes from time to time; or

(L)	Security

Subject to the Legal Reservations, the Security Agreement is no longer in full force and effect,

then all, but not some only, of the Convertible Loan Notes held by the Holder may, by written notice addressed by the Holder to the Issuer and delivered to the Issuer, be declared immediately due and payable, whereupon they shall become immediately due and payable at the Repayment Amount calculated by reference to the date on which all amounts owing to the Holder in respect of the Convertible Loan Notes are repaid, without further action or formality.

9.	Undertakings

9.1

The Issuer shall give not less than 15 Business Days’ prior notice in writing to the Holders of any equity financing which could result in a Matching Right Financing, which notice shall include indicative terms of such equity financing, and shall grant to the Holders the right to participate in such equity financing up to their collective pro rata ownership of the outstanding Shares in issue immediately prior to completion of such financing on no worse terms than the terms, including as to price, on which the other investors are to participate in such financing. The Issuer shall as soon as practicable after becoming aware thereof provide the Holders with any further or final details as to the terms of the equity financing, and once the terms of the equity financing have been finalised will grant the Holders no less than 2 Business Days to decide whether to participate in the relevant financing. If a Holder participates in an equity financing pursuant to this Condition 9.1. then the ADSs received by such Holder upon exercise of the Conversion Right pursuant to Condition 6.1 shall form part of such participation, and the Holder shall in addition be entitled to receive (on a pro rata basis) any other securities (if any) or have the benefit from any other terms which the other investors in such equity financing receive.

The Issuer agrees that it will not issue any equity securities to any person unless it is made conditional upon, or the Issuer has, the requisite authorities to issue equity securities to the Holders in the event the Holders exercise their rights under this Condition 9.1.

9.2

The Issuer shall maintain authority to issue, admit to trading and deliver to Holders free from pre-emption rights sufficient ADSs to satisfy the exercise of Conversion Rights in respect of all outstanding Loan Notes from time to time.

9.3

The Issuer will keep the Holders (for so long as the Holders are Syncona Portfolio Limited and/or any of its Affiliates) reasonably informed at all times about its business, including any proposed equity financing or merger, acquisition of similar transaction or process, provided that this Condition 9.3 may be satisfied by delivery of equivalent information where required by the Implementation Agreement (for so long as such agreement has not been terminated).

9.4

By holding Convertible Loan Notes, each Holder shall be deemed to have undertaken and agreed that it will vote in favour of any resolution proposed by the Issuer to increase the share capital of the Issuer to enable the Issuer to satisfy its obligation to deliver ADSs where so required pursuant to the Conditions.

10.	Listing

The Issuer shall not apply for the listing or admission to trading of the Convertible Loan Notes on any stock exchange or trading market.

11.	Miscellaneous Provisions

Title to the Convertible Loan Notes implies the full acceptance of all conditions set forth in these Conditions. All matters not specifically covered by these Conditions shall be subject to provisions of applicable laws.

All Convertible Loan Notes which are redeemed or in respect of which Conversion Rights are exercised will be cancelled and may not be reissued or resold.

12.	Governing Law and Jurisdictions

The Convertible Loan Notes and all non-contractual obligations arising out of or in connection with them shall be governed by and construed in accordance with English law.

The courts of England shall have exclusive jurisdiction to settle any dispute arising out of or in connection with these Conditions (including a dispute relating to the existence, validity or termination of this Instrument or any non-contractual obligations arising out of, or in connection with, these Conditions) and accordingly any legal action or proceedings arising out of or in connection with these Conditions may be brought in such courts.

13.	Notices

Notices to Holders will be sent to them by first class mail (or its equivalent) or (if posted to an overseas address) by airmail at their respective addresses on the Register. Any such notice shall be deemed to have been given on the fourth day after the date of mailing.

14.	Further Convertible Loan Notes

The Issuer shall issue, on completion of the Milestones (or following a waiver thereof by the Issuer and all of the Holders), issue to the Holders of the Convertible Loan Notes at the relevant time (on a pro rata basis) U.S.$5,000,000 in principal amount of further Convertible Loan Notes (“Further Convertible Loan Notes”) having the same terms (save as to their Issue Date and the first Interest Payment Date) as, and which will be consolidated and form a single series with, the Convertible Loan Notes issued on 22 November 2023. A further Loan Note Certificate shall be issued in respect of such Further Convertible Loan Notes, and the Issuer shall update the Register (or procure that the Register is updated) to reflect any such issuance upon receipt of payment from the Holders of the issue price of 100% of the principal amount thereof (and any failure by the Holders to make such payment shall render such issuance null and void).

The “Milestones” means (i) signing of a definitive agreement with a contract development manufacturing organisation for manufacturing of Phase 3 clinical trial drug product and (ii) either (A) publication of the Scheme Circular (as defined in the Implementation Agreement) in a manner substantially consistent with the Indicative Table attached as Schedule I to the Implementation Agreement, or (B) Bidco determines to proceed with the Acquisition as a Takeover Offer (all as defined in the Implementation Agreement).

SCHEDULE 3 : FORM OF CONVERSION NOTICE

Freeline Therapeutics Holdings plc

(incorporated in the United Kingdom with registered number 12546479)

Fixed Rate Convertible Loan Notes due 2024

(the “Convertible Loan Notes”)

To: Freeline Therapeutics Holdings plc (the “Issuer”)

Once validly delivered, this Notice is irrevocable, subject as provided in Condition 6.2.

1.

I/We*, the undersigned, being the holder(s) of the Convertible Loan Notes/interests in the Loan Note Certificate specified below hereby elect to convert such Convertible Loan Notes, and (if specified below) accrued but uncapitalised interest thereon, in accordance with the Conditions of the Convertible Loan Notes into American Depositary Shares in the Issuer representing 15 ordinary shares of the Issuer with a par value of GBP 0.00001 each (“ADSs”).

The total principal amount of Convertible Loan Notes and (if applicable) accrued but uncapitalised interest, where applicable, certificate numbers of the Loan Note Certificates to which the Notice applies and applicable Conversion Price are set out below.

Convertible Loan Notes:

Loan Note Certificate numbers:

Total principal amount:

Total Capitalised Interest:

Total uncapitalised interest:

Repayment Amount applicable:

Conversion Price:

If necessary, the certificate numbers can be attached separately.

2.	I/We* request that the ADSs to be issued or otherwise delivered on conversion of the Convertible Loan Notes mentioned above be delivered as follows:

Name:	[•]

Address:	[•]

Print Name

3.	I/We* hereby request that ADSs to be delivered be credited to the DTC participant account, details of which are set out below:

DTC participant ID:

[INSERT RELEVANT ACCOUNT DETAILS]:

Name:

Address:

4.	The relevant Loan Note Certificate(s) in respect of Convertible Loan Notes to be converted is/are attached hereto.

5.

I/we* and any person(s) for whom I/we am/are acquiring any ADSs hereby certify/certifies that I/we* and any person(s) for whom I/we am/are acquiring any ADSs am/is/are not a U.S. person (as such term is defined in Regulation S (“Regulation S”) under the Securities Act) and am/is/are not acting as agent for, or on behalf of, a U.S. person, and the conversion of the Convertible Loan Notes into the ADSs hereto is being made outside of the United States (as such term is defined in Regulation S).

6.	No implied duties or obligations may be read into this Notice against the Issuer (or any person acting on its behalf) other than a duty to act honestly and in good faith.

7.	Terms used in this Conversion Notice and not otherwise defined have the meanings set forth in the Conditions. Text in italics in this Notice is for reference only.

8.	This Notice, including any non-contractual obligations arising out of or in connection with it, is governed by, and shall be construed in accordance with, English law.

[The Holder agrees* / Each of the Holders agrees* / Each of the Loan Noteholders agrees and [each of]* the person(s) named in paragraph 2 above agrees as if it were the relevant Holder*] to the provisions of this Notice (see note (vi) below).

Dated:

Name of Holder:

Signature:

[Dated:

Name:

Signature: ]*

*	Delete as appropriate.

Note:

(i)

This Conversion Notice will be void unless all relevant details are properly completed and it is duly signed by the holder(s) of the relevant Convertible Loan Notes and, properly delivered (each in the determination of the Issuer).

(ii)	Your attention is drawn to Condition 6 of the Convertible Loan Notes with respect to the conditions relating to conversion.

(iii)

The exercise of a Conversion Right is subject to any applicable fiscal or other laws or regulations applicable in the jurisdiction where the office of the Agent to whom this notice is presented is located.

(iv)

If it is desired to nominate a person or persons other than the holder of the Convertible Loan Note(s) specified above as the allottee(s) of ADSs issued or otherwise delivered on conversion of such Convertible Loan Note(s), that person or those persons must have had transferred to them the rights in respect of such relevant Convertible Loan Note(s), must have consented to ADSs being held on its behalf and being registered in its/their name(s) and must also evidence its/their agreement to the terms of this Notice (as if it were the holder(s) of the relevant Convertible Loan Notes) by signing this Notice.

(v)	A corporation should sign under hand by an authorised official who must state his/her capacity and print the name of the relevant corporation.

(vi)

Where Conversion Rights are exercised in respect of a Loan Note Certificate, in circumstances where Conversion Rights are exercised in respect of less than the entire aggregate principal amount of the Convertible Loan Notes represented by the relevant Loan Note Certificate, a Loan Note Certificate for the balance of the Convertible Loan Notes will be registered in the name of the Holder exercising Conversion Rights and such certificate will be despatched as provided in the Conditions.

Items I and II below to be completed by the Issuer:

I.

	(a)	Date of delivery of Conversion Notice to the Issuer:

	(b)	Conversion Date:

II.

	(d)	Aggregate principal amount of Convertible Loan Notes deposited for conversion/represented by the Loan Note Certificate* being converted:

Interest payable:

Repayment Amount:

SCHEDULE 4 : FORM OF CALL NOTICE

Form of Call Notice

Freeline Therapeutics Holdings plc (the “Issuer”)

(incorporated in the United Kingdom with registered number 12546479)

Fixed Rate Convertible Loan Notes due 2024

(the “Convertible Loan Notes”)

To: [•]

By delivering this duly completed Call Notice to the Holder(s) the Issuer irrevocably exercises its option to redeem [the full/[insert amount]] principal amount of the Convertible Loan Notes at the Repayment Amount in accordance with Condition 8 on [Call Date] in cash.

This Call Notice relates to Convertible Loan Notes in the aggregate principal amount of                                          bearing the following serial number(s):

Dated [•]